Exhibit 1.5

ARTICLES OF AMENDMENT TO THE

ARTICLES OF INCORPORATION

OF

GLOBUS MARITIME LIMITED

UNDER SECTION 90 OF THE MARSHALL ISLANDS BUSINESS

CORPORATIONS ACT

I, Athanasios Feidakis, as the Chief Executive Officer of Globus Maritime Limited, a Marshall Islands corporation (the “Corporation”), for the purpose of amending the Articles of Incorporation of said Corporation hereby certify:

1.	The name of the Corporation is: Globus Maritime Limited

2.	The Articles of Incorporation of Globus Maritime Limited were filed under the laws of Jersey on July 26, 2006 in Jersey and the Corporation was redomiciled into the Republic of the Marshall Islands by filing Articles of Domestication and Articles of Incorporation on the 24th day of November 2010.

3.	Section III of the Articles of Incorporation is hereby amended as follows :

“Reverse Stock Split. As of the commencement of business on October 15, 2018 (the “Reverse Stock Split Effective Date”), each ten (10) Common Shares issued and outstanding immediately prior to the Reverse Stock Split Effective Date either issued and outstanding or held by the Corporation as treasury stock shall be combined into one (1) validly issued, fully paid and non-assessable Common Share without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”); provided that no fractional shares shall be issued to any holder and that in lieu of issuing any such fractional shares, fractional shares resulting from the Reverse Stock Split will be rounded down to the nearest whole share and provided, further, that shareholders who would otherwise be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the ratio of the Reverse Stock Split will receive a cash payment (without interest and subject to applicable withholding taxes) in an amount per share equal to the closing price per Common Share on NASDAQ on the trading day immediately preceding the Reverse Stock Split Effective Date, as adjusted for the reverse stock split as appropriate. Each certificate, if any, that immediately prior to the Reverse Stock Split Effective Date represented Common Shares (“Old Certificates”), shall thereafter represent that number of Common Shares into which the Common Shares represented by the Old Certificate shall have been combined, subject to the elimination of fractional shares as described above. The reverse stock split described in this paragraph shall not change the number of Common Shares authorized to be issued or the par value of the Common Shares. The stated capital of the Corporation shall be reduced from $ 128,260.31 to $12,826.03 which may be further adjusted for the cancellation of fractional shares, and the reduction of $115,434.28 which may be further adjusted for the cancellation of fractional shares, shall be allocated to surplus. No change was made to the number of registered shares of Class B Shares or Preferred Shares the Corporation is authorized to issue or to the par value of Class B Shares or Preferred Shares.”

4.	All of the other provisions of the Articles of Incorporation shall remain unchanged.

5.	The amendment to the Articles of Incorporation was authorized by vote of the holders of a majority of all outstanding shares entitled to vote thereon at the meeting of shareholders.

[Signature Page Follows]

IN WITNESS WHEREOF, I have executed these Articles of Amendment to the Articles of Incorporation on this 11th day of October 2018.

/s/ Athanasios Feidakis
Name: Athanasios Feidakis
Title: Chief Executive Officer